Zynerba Pharmaceuticals, Inc.
80 W. Lancaster Avenue, Suite 300
Devon, Pennsylvania 19333

August 9, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Zynerba Pharmaceuticals, Inc.

Registration Statement on Form S-3
Filed August 6, 2019 (File No. 333-233038)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Zynerba Pharmaceuticals, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-233038) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 PM, eastern time, on August 13, 2019, or as soon as thereafter as is practicable.

Please contact Rachael M. Bushey, Esq. of Pepper Hamilton LLP, counsel to the Company, at (215) 981-4331 to provide notice of effectiveness, or if you have any questions or comments concerning this request.

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Very truly yours,

ZYNERBA PHARMACEUTICALS, INC.

By:	/s/ Suzanne Hanlon
	Name:	Suzanne Hanlon
	Title:	Secretary, Vice President and General Counsel

Zynerba Pharmaceuticals, Inc. — Acceleration Letter